Exhibit 3.1

Intermec, Inc. By-Laws

Section 3.1 and Section 4.1, as amended

SECTION 3.1.                  General Powers.

The business and affairs of the Corporation shall be managed under the direction of the Board of Directors. In addition to the powers and authorities by these By-Laws expressly conferred upon them, the Board of Directors may exercise all such powers of the Corporation and do all such lawful acts and things as are not by statute or by the Certificate of Incorporation or by these By-Laws required to be exercised or done by the stockholders. The Board of Directors may, in its discretion, appoint a Non-Executive Chairman of the Board of Directors; and, if a Non-Executive Chairman has been appointed, the Non-Executive Chairman shall, when present, preside at all meetings of the Board of Directors and shall have such other powers as the Board of Directors may prescribe.

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SECTION 4.1.                  Officers.

The officers of the Corporation shall consist of a Chief Executive Officer, a Secretary, a Treasurer, and, if deemed necessary, expedient, or desirable by the Board of Directors, a Chairman of the Board, a Vice Chairman of the Board, a President, one or more Chief Operating Officers, one or more Vice Presidents (one or more of whom may be designated Executive or Senior Vice President), one or more Assistant Secretaries, and one or more Assistant Treasurers. Except as may otherwise be provided in the resolution of the Board of Directors choosing him or her, no officer other than the Chairman or Vice Chairman of the Board, if any, need be a director. The Board of Directors may appoint a Chairman of the Board who is also an officer of the Corporation only if it has not appointed a Non-Executive Chairman of the Board pursuant to Section 3.1 of these By-Laws. Except as may be limited by law, any number of offices may be held by the same person, as the directors may determine.

Unless otherwise provided for in the resolution choosing him or her, each officer shall be chosen for a term that shall continue until the meeting of the Board of Directors following the next annual meeting of stockholders and until his or her successor shall have been chosen and qualified.

All officers of the Corporation shall have such authority and perform such duties as shall be prescribed in the By-Laws or in the resolutions of the Board of Directors designating and choosing such officers and shall have such additional authority and duties as are incident to their office except to the extent that such resolutions may be inconsistent therewith. Any officer may be removed, with or without cause, by the Board of Directors. Any vacancy in any office may be filled by the Board of Directors.